SUMMARY OF THE FUND

Investment Objective

The Fund seeks to achieve capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("Shares").

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	[ ]%None	None
Maximum Deferred Sales Charge (Load)	[ ]%None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fee	[ ]%0.80%	0.80%
Distribution and Service (12b-1) Fees	[ ]%0.35	None~~None~~
Other ~~Expenses (excluding dividend and interest expenses)¹~~ Expenses¹	[ ]%0.62%	0.62%
~~Total Other Expenses~~	~~[ ]%~~	~~[ ]%~~
Total Annual Fund Operating Expenses	[ ]%1.77%	1.42% [ ]%
Less Fee Waiver/Expense Reimbursement²	[ ]%(0.52)%	(0.52)% [ ]%
~~Net~~ Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	[ ]%1.25%	0.90% [ ]%

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1   "Other Expenses" ~~(including dividend and interest expenses)~~ are based on estimates for the current fiscal year.

2   The Fund's investment adviser, Fiera Capital Inc., and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") described in detail on pages [   ] of this Prospectus, pursuant to which the Adviser (or an affiliate of the Adviser) agrees to pay or absorb certain expenses of the Fund to the extent necessary so that the total expense ratio of the Fund's Class A Shares does not exceed 1.25% of the average daily net assets for the Class A Shares, and the total expense ratio of the Fund's Class I Shares does not exceed 0.90% of the average daily net assets for the Class I Shares . The Expense Limitation Agreement will remain in effect through ~~the conclusion of the Fund's [   ] full fiscal year~~October 31, 2018, unless sooner terminated at the sole discretion of the Board, but in no case will the Expense Limitation Agreement be terminated prior to one year from the date of this Prospectus. In consideration of the Adviser's agreement to limit the Fund's expenses, the ~~Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation~~ Adviser may recoup amounts waived or reimbursed for a period not to exceed three years from the ~~end of the fiscal year~~ time in which they were ~~incurred and will reimburse the Adviser (or its affiliate) such amounts~~waived or reimbursed. ~~Reimbursement~~ Recoupment will be made ~~as promptly as possible, but~~ only to the extent it

does not cause the Fund's ordinary operating expenses to exceed: (1) the Expense Limitation in effect at the time the expense was paid or absorbed; and (2) the Expense Limitation in effect at the time of recapture.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs at the end of each period would be:

	1 Year	**3 Years**
Class A	$ [ ]127	$ [ ]502
Class I	$[ ] 92	$[ ] 394

Portfolio Turnover

The Fund, which has not yet commenced operations, will pay transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which will not be reflected in annual fund operating expenses or in the example above, will reduce the Fund's performance.

Principal Investment Strategies

Fiera Capital Inc. (the "Adviser") seeks to achieve the Fund's investment objective by investing in a portfolio of global equities. The Fund may invest in issuers with market capitalizations of any size, though it generally expects to focus on issuers with market capitalization in excess of $1 billion.

Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities. Equity securities include common stock, preferred stock, convertible securities and depositary receipts.

Under normal market conditions, the Fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or that have securities that trade in the form of depositary receipts, or companies that have been formed under the laws of non-U.S. countries, including those of emerging markets. The Fund considers a company to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue or profits from business outside the U.S. or has at least 50% of its sales or assets outside of the U.S. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable. From time to time, the Fund may focus its foreign investments in certain countries or geographic areas, including Europe.

In addition, the Fund may enter into forward currency contracts to hedge the currency exposure associated with some or all of the Fund's securities, to shift investment exposure from one currency to another, to shift U.S. dollar exposure to achieve a representative weighted mix of major currencies in its benchmark, or to adjust an underweight country exposure in its portfolio.

In pursuing the Fund's investment objective, the Adviser employs a bottom-up stock selection approach which generally results in a portfolio of 35 to 60 companies. A bottom-up stock selection approach focuses on the analysis of individual stocks (microeconomic factors) as opposed to the significance of economic cycles and market cycles (macroeconomic factors).

The Adviser looks for companies that have growth potential that are believed to be trading at attractive valuations. In doing so, the Adviser focuses on the following characteristics, among others:

· Sustainable competitive advantage in an industry with high barriers to entry;

· Strong management teams with sound corporate governance;

· A history of stable profit margins; and

· Solid balance sheet with low leverage.

In evaluating whether to sell a security, the Adviser considers, among other factors, whether in its view the company no longer continues to meet the standards described above and/or the Adviser believes there are more attractive opportunities available for investment by the Fund.

Principal Investment Risks

The Fund's investments are subject to a variety of risks that may cause the Fund's net asset value ("NAV") to fluctuate over time. Therefore, the value of your investment in the Fund could decline and you could lose money. Also, there is no assurance that the Adviser will achieve the Fund's objective.

As an investor in the Fund, your investment is subject to the following risks:

· *Active Management Risk*- Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objectives and/or strategies.
· *Convertible Securities Risk*- Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund's return.
· *Depositary Receipts Risk*- Depositary receipts are issued by a bank or trust company reflecting ownership of underlying securities issued by foreign companies. Some foreign securities are traded in the form of American Depositary Receipts ("ADRs"). Depositary receipts involve risks similar to the risks associated with investments in foreign securities, including those associated with investing in the particular country of an issuer, which may be related to the particular political, regulatory, economic, social and other conditions or events occurring in the country and fluctuations in its currency, as well as market risk tied to the underlying foreign company. In addition, ADR holders may have limited voting rights, may not have the same rights afforded typical company stockholders in the event of a corporate action such as an acquisition, merger or rights offering and may experience difficulty in receiving company stockholder communications.

· ~~**Derivatives- Forward Currency Contracts Risk.** A forward foreign currency contract is a derivative (forward contract) in which the underlying reference is a country's or region's currency. The Fund may agree to buy or sell a country's or region's currency at a specific price on a specific date in the future. These instruments may fall in value (sometimes dramatically) due to foreign market downswings or foreign currency value fluctuations, subjecting the Fund to foreign currency risk (the risk that Fund performance may be negatively impacted by foreign currency strength or weakness relative to the U.S. dollar, particularly if the Fund exposes a significant percentage of its assets to currencies other than the U.S. dollar). Unanticipated changes in the currency markets could result in reduced performance for the Fund. When the Fund converts its foreign currencies into U.S. dollars, it may incur currency conversion costs due to the spread between the prices at which it may buy and sell various currencies in the market.~~

· **Derivatives- Forward Contracts Risk.** A forward contract is an over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated and can experience lengthy periods of illiquidity, unusually high trading volume and other negative impacts, such as political intervention, which may result in volatility or disruptions in such markets. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. The Fund is exposed to a greater level of default risk and counterparty risk as a result of investing in forward contracts, which are generally traded over-the-counter. Forward contracts can increase the Fund's risk exposure to underlying references and their attendant risks, such as credit risk, market risk, foreign currency risk and interest rate risk, while also exposing the Fund to correlation risk, counterparty risk, hedging risk, leverage risk, liquidity risk, pricing risk and volatility risk.

·   **Foreign Securities Risk.** Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. In addition, foreign governments may impose withholding or other taxes on the Fund's income, capital gains or proceeds from the disposition of foreign securities, which could reduce the Fund's return on such securities. The performance of the Fund may also be negatively impacted by fluctuations in a foreign currency's strength or weakness relative to the U.S. dollar, particularly to the extent the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

·   **Geographic Focus Risk.** The Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries ~~within the specific geographic regions in which the Fund invests. The~~ in Europe. Currency devaluations could occur in countries that have not yet experienced currency devaluation to date, or could continue to occur in countries that have already experienced such devaluations. In addition, the private and public sectors' debt problems of a single European Union (the "EU") country can pose significant economic risks to the EU as a whole. As a result, the Fund's NAV may be more volatile than the NAV of a more geographically diversified fund. If securities of issuers in Europe fall out of favor, it may cause the Fund to underperform other funds that do not focus their investments in this region of the world.

·   **Issuer Risk.** An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund's performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

·   **Liquidity Risk.** Liquidity risk is the risk associated with any event, circumstance, or characteristic of an investment or market that negatively impacts the Fund's ability to sell, or realize the proceeds from the sale of, an investment at a desirable time or price. Liquidity risk may arise because of, for example, a lack of marketability of the investment, which means that when seeking to sell its portfolio investments, the Fund could find that selling is more difficult than anticipated, especially during times of high market volatility. ~~Market participants attempting to sell the same or a similar instrument at the same time as the Fund could exacerbate the Fund's exposure to liquidity risk.~~ The Fund may have to accept a lower selling price for the holding, sell other, liquid or more liquid, investments that it might otherwise prefer to hold (thereby increasing the proportion of the Fund's investments in less liquid or illiquid securities), or forego another more appealing investment opportunity~~. Certain investments that were liquid when purchased by the Fund may later become illiquid, particularly in times of overall economic distress. Changing regulatory, market or other conditions or environments (for example, the interest rate or credit environments) may also adversely affect the liquidity and the price of the Fund's investments. Judgment plays a larger role in valuing illiquid or less liquid investments as compared to valuing liquid or more liquid investments. Price volatility may be higher for illiquid or less liquid investments as a result of, for example, the relatively less frequent pricing of such securities (as compared to liquid or more liquid investments). Generally, the less liquid the market at the time the Fund sells a portfolio investment, the greater the risk of loss or decline of value to the Fund~~. Overall market liquidity and other factors can lead to an increase in Fund redemptions, which may negatively impact Fund performance and NAV, including, for example, if the Fund is forced to sell investments in a down market. Foreign securities can present enhanced liquidity risks, including as a result of less developed custody, settlement or other practices of foreign markets.

MORE INFORMATION ABOUT THE FUND

Investment Objective

The Fund seeks to achieve capital appreciation. The Fund's investment objective is not a fundamental policy and may be changed by the Fund's Board of Trustees without shareholder approval. Because any investment involves risk, there is no assurance the Fund's objective will be achieved.

The Adviser seeks to achieve the Fund's investment objective by investing in a portfolio of global equities. Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities. Equity securities include common stock, preferred stock, convertible securities and depositary receipts. The Fund may invest in issuers with market capitalizations of any size, though it generally expects to focus on issuers with market capitalization in excess of $1 billion.

Under normal market conditions, the Fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or that have securities that trade in the form of depositary receipts, or companies that have been formed under the laws of non-U.S. countries, including those of emerging markets. The Fund considers a company to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue or profits from business outside the U.S. or has at least 50% of its sales or assets outside of the U.S. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable. From time to time, the Fund may focus its foreign investments in certain countries or geographic areas, including Europe.

In addition, the Fund may enter into forward currency contracts to hedge the currency exposure associated with some or all of the Fund's securities, to shift investment exposure from one currency to another, to shift U.S. dollar exposure to achieve a representative weighted mix of major currencies in its benchmark, or to adjust an underweight country exposure in its portfolio.

In pursuing the Fund's investment objective, the Adviser employs a bottom-up stock selection approach which generally results in a portfolio of 35 to 60 companies. A bottom-up stock selection approach focuses on the analysis of individual stocks (microeconomic factors) as opposed to the significance of economic cycles and market cycles (macroeconomic factors).

The Adviser looks for companies that have growth potential that are believed to be trading at attractive valuations. In doing so, the Adviser focuses on the following characteristics, among others:

- Sustainable competitive advantage in an industry with high barriers to entry;

- Strong management teams with sound corporate governance;

- A history of stable profit margins; and

- Solid balance sheet with low leverage.

In evaluating whether to sell a security, the Adviser considers, among other factors, whether in its view, the company no longer continues to meet the standards described above and/or the Adviser believes there are more attractive opportunities available for investment by the Fund.

The Fund's investment policy with respect to 80% of its net assets may be changed by the Fund's Board of Trustees without shareholder approval as long as shareholders are given 60 days' advance written notice of the change.

The Fund may from time to time take temporary defensive investment positions that may be inconsistent with the Fund's principal investment strategies in attempting to respond to what the Adviser believes are adverse market, economic, political, social or other conditions, including, without limitation, (i) investing some or all of its assets in money market instruments or shares of money market funds or (ii) holding some or all of its assets in cash or cash equivalents. The Fund may not achieve its investment objective while it is investing defensively. During these times, the Adviser may make frequent portfolio holding changes, which could result in increased trading expenses and taxes, and decreased Fund performance.

Principal Risks

The Fund's investments are subject to a variety of risks which may cause the Fund's NAV to fluctuate over time. Therefore, the value of your investment in the Fund could decline and you could lose money. The actual risk exposure taken by the Fund in its investment program will vary over time. There is no assurance that the Adviser will achieve the Fund's objective.

As an investor in the Fund, your investment is subject to the following risks:

Active Management Risk. The Fund is actively managed and its performance therefore will reflect, in part, the ability of the portfolio managers to make investment decisions that will achieve the Fund's investment objective. Due to its active management, the Fund could underperform its benchmark index and/or other funds with similar investment objectives and/or strategies.

Convertible Securities Risk. Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk (the risk of losses attributable to changes in interest rates) and credit risk (the risk that the issuer of a debt instrument will default or otherwise become unable, or be perceived to be unable or unwilling, to honor a financial obligation, such as making payments to the Fund when due). Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk (the risk that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise). Because the value of a convertible security can be influenced by both interest rates and the common stock's market movements, a convertible security generally is not as sensitive to interest rates as a similar debt instrument, and generally will not vary in value in response to other factors to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities

Depositary Receipts Risk. Depositary receipts are receipts issued by a bank or trust company reflecting ownership of underlying securities issued by foreign companies. Some foreign securities are traded in the form of ADRs. Depositary receipts involve risks similar to the risks associated with investments in foreign securities, including those associated with investing in the particular country of an issuer, which may be related to the particular political, regulatory, economic, social and other conditions or events occurring in the country and fluctuations in its currency, as well as market risk tied to the underlying foreign company. In addition, ADR holders may have limited voting rights, may not have the same rights afforded typical company stockholders in the event of a corporate action such as an acquisition, merger or rights offering and may experience difficulty in receiving company stockholder communications.

Derivatives Risk- **Forward Contracts Risk**. A forward contract is an ~~OTC~~ over-the-counter derivative transaction between two parties to buy or sell a specified amount of an underlying reference at a specified price (or rate) on a specified date in the future. Forward contracts are negotiated on an individual basis and are not standardized or traded on exchanges. The market for forward contracts is substantially unregulated (there is no limit on daily price movements and speculative position limits are not applicable). The principals who deal in certain forward contract markets are not required to continue to make markets in the underlying references in which they trade and these markets can experience periods of illiquidity, sometimes of significant duration. There have been periods during which certain participants in forward contract markets have refused to quote prices for certain underlying references or have quoted prices with an unusually wide spread between the price at which they were prepared to buy and that at which they were prepared to sell. At or prior to maturity of a forward contract, the Fund may enter into an offsetting contract and may incur a loss to the extent there has been adverse movement in forward contract prices. The liquidity of the markets for forward contracts depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants make or take delivery, liquidity in the market for forwards could be reduced. A relatively small price movement in a forward contract may result in substantial losses to the Fund, exceeding the amount of the margin paid. Forward contracts can increase the Fund's risk exposure to underlying references and their attendant risks, including the risk of an adverse movement in the value of underlying currencies (foreign currency risk). <u>The Fund is exposed to a greater level of default risk and counterparty risk as a result of investing in forward contracts, which are generally traded over-the-counter.</u> Forward contracts may expose the Fund to additional risks, including the risk of loss due to a position that is imperfectly correlated with the underlying reference it is intended to hedge or replicate (correlation ~~risk), the risk that a counterparty will fail to perform as agreed (counterparty~~ risk), the risk that a hedging strategy may fail to mitigate losses, and may offset gains (hedging risk), the risk that losses may be greater than the amount invested (leverage risk), the risk that the Fund may be unable to sell an investment at an advantageous time or price (liquidity risk), the risk that the investment may be difficult to value (pricing risk), and the risk that the price or value of the investment fluctuates significantly over short periods of time (volatility risk).

Geographic Focus Risk. The Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries ~~within the specific geographic regions in which the Fund invests.~~ in Europe. Most developed countries in Western Europe are members of the EU, and many are also members of the European Economic and Monetary Union (the "EMU"). European countries can be significantly affected by the tight fiscal and monetary controls that the EMU imposes on its members and with which candidates for EMU membership are required to comply. In addition, the private and public sectors' debt problems of a single EU country can pose significant economic risks to the EU as a whole. Unemployment in Europe has historically been higher than in the United States and public deficits are an ongoing concern in many European countries. Currency devaluations could occur in countries that have not yet experienced currency devaluation to date, or could continue to occur in countries that have already experienced such devaluations. As a result, the Fund's NAV may be more volatile than the NAV of a more geographically diversified fund. If securities of issuers in Europe fall out of favor, it may cause the Fund to underperform other funds that do not focus their investments in this region of the world. Additionally, Britain's intended departure from the EU, commonly known as "Brexit," may have significant political and financial consequences for European markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the United Kingdom.

Issuer Risk. An issuer in which the Fund invests or to which it has exposure may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund's performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Liquidity Risk. Liquidity risk is the risk associated with any event, circumstance, or characteristic of an investment or market that negatively impacts the Fund's ability to sell, or realize the proceeds from the sale of, an investment at a desirable time or price. Liquidity risk may arise because of, for example, a lack of marketability of the investment, which means that when seeking to sell its portfolio investments, the Fund could find that selling is more difficult than anticipated, especially during times of high market volatility. Market participants attempting to sell the same or a similar instrument at the same time as the Fund could exacerbate the Fund's exposure to liquidity risk. The Fund may have to accept a lower selling price for the holding, sell other, liquid or more liquid, investments that it might otherwise prefer to hold (thereby increasing the proportion of the Fund's investments in less liquid or illiquid securities), or forego another more appealing investment opportunity. Certain investments that were liquid when purchased by the Fund may later become illiquid, particularly in times of overall economic distress. Changing regulatory, market or other conditions or environments (for example, the interest rate or credit environments) may also adversely affect the liquidity and the price of the Fund's investments. Judgment plays a larger role in valuing illiquid or less liquid investments as compared to valuing liquid or more liquid investments. Price volatility may be higher for illiquid or less liquid investments as a result of, for example, the relatively less frequent pricing of such securities (as compared to liquid or more liquid investments). Generally, the less liquid the market at the time the Fund sells a portfolio investment, the greater the risk of loss or decline of value to the Fund. Overall market liquidity and other factors can lead to an increase in Fund redemptions, which may negatively impact Fund performance and NAV, including, for example, if the Fund is forced to sell investments in a down market. Foreign securities can present enhanced liquidity risks, including as a result of less developed custody, settlement or other practices of foreign markets.

The Fund is dependent on its and third parties' communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in the Fund's activities. The Fund's financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond its control and adversely affect the Fund's business.

~~Investing Defensively. The Fund may from time to time take temporary defensive investment positions that may be inconsistent with the Fund's principal investment strategies in attempting to respond to what the Adviser or Sub-Advisers believe are adverse market, economic, political, social or other conditions, including, without limitation, (i) investing some or all of its assets in money market instruments or shares of money market funds or (ii) holding some or all of its assets in cash or cash equivalents. The Fund may not achieve its investment objective while it is investing defensively. During these times, the Adviser and Sub-Advisers may make frequent portfolio holding changes, which could result in increased trading expenses and taxes, and decreased Fund performance.~~

No Operating History. The Fund has no operating history upon which investors can evaluate its performance. ~~However, the Adviser (and the Fund's principal portfolio managers) has substantial experience in managing investment portfolios, including portfolios primarily composed of equity securities. In addition, Messrs. Rizk and Chan manage another account that has an investment program that is substantially similar to the investment program of the Fund.~~

Investment Guidelines

As a general matter, and except as specifically described in the discussion of the Fund's principal investment strategies in this prospectus or as otherwise required by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief, whenever an investment policy or limitation states a percentage of the Fund's assets that may be invested in any security or other asset or sets forth a policy regarding an investment standard, compliance with that percentage limitation or standard will be determined solely at the time of the Fund's investment in the security or asset.

Investing in Money Market Funds

The Fund may invest cash in, or hold as collateral for certain investments, shares of registered ~~or unregistered~~ money market funds. These funds are not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. The Fund and its shareholders indirectly bear a portion of the expenses of any money market fund or other fund in which the Fund may invest.

Understanding Annual Fund Operating Expenses

The Fund's annual operating expenses, as presented in the Annual Fund Operating Expenses table in the Fees and Expenses of the Fund Summary section of this Prospectus, generally are based on expenses incurred during the Fund's most recently completed fiscal year, may vary by share class and are expressed as a percentage (expense ratio) of the Fund's average net assets during that fiscal year. The Fund is newly organized and has not yet completed a fiscal year, and as such, certain expenses are based on estimates. The expense ratios reflect the Fund's fee arrangements as of the date of this Prospectus and, unless indicated otherwise, are based on expenses incurred during the Fund's most recent fiscal year. The Fund's assets will fluctuate, but unless indicated otherwise in the Annual Fund Operating Expenses table, no adjustments have been or will be made to the expense ratios to reflect any differences in the Fund's average net assets between the most recently completed fiscal year and the date of this prospectus or a later date. In general, the Fund's expense ratios will increase as its net assets decrease, such that the Fund's actual expense ratios may be higher than the expense ratios presented in the Annual Fund Operating Expenses table if assets fall. Any commitment by the Adviser and/or its affiliates to waive fees and/or cap (reimburse) expenses is expected, in part, to limit the impact of any increase in the Fund's expense ratios that would otherwise result because of a decrease in the Fund's assets in the current fiscal year. The Fund's annual operating expenses are comprised of (i) investment management fees, (ii) distribution and/or service fees, and (iii) other expenses. Management fees do not vary by class, but distribution and/or service fees and other expenses may vary by class.

DISCLOSURE OF PORTFOLIO HOLDINGS

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Fund's SAI.

PRIMARY SERVICE PROVIDERS

The Fund enters into contractual arrangements ("Contracts") with various parties, including, among others, the Adviser, the Distributor, the ~~Transfer Agent~~ administrator, the transfer agent and the Fund's custodian. The Fund's Contracts are solely among the parties thereto. Shareholders are not parties to, or intended to be third-party beneficiaries of, any Contracts. Further, this Prospectus, the SAI and any Contracts are not intended to give rise to any agreement, duty, special relationship or other obligation between the Fund and any investor, or give rise to any contractual, tort or other rights in any individual shareholder, group of shareholders or other person, including any right to assert a fiduciary or other duty, enforce the Contracts against the parties or to seek any remedy thereunder, either directly or on behalf of the Fund. Nothing in the previous sentence should be read to suggest any waiver of any rights under federal or state securities laws.

Management

The Fund was established as a series of shares offered by Fiera Capital Series Trust (the "Trust"), which was organized under the laws of the State of ~~[   ] on [   ]~~Delaware on December 8, 2016. The Fund is a diversified, open-end management investment company registered under the 1940 Act and is commonly known as a "mutual fund." The Fund has retained the Adviser to manage all aspects of the investments of the Fund.

Investment Adviser

Fiera Capital Inc., located at 375 Park Avenue, 8th Floor, New York, New York 10152, manages the investments of the Fund pursuant to an investment advisory agreement (the "Advisory Agreement"). The Adviser, a Delaware corporation, is registered as an investment adviser under the Investment Advisers Act of 1940.

The Adviser was founded in 1972, and is wholly owned by Fiera US Holding Inc., a U.S. holding company which in turn is wholly owned by Fiera Capital Corporation, a publicly traded Canadian investment management firm whose stock is listed on the Toronto Stock Exchange (FSZ: CN). The Adviser or affiliates of the Adviser may serve as investment advisers, sub-advisers or general partners to other registered and private investment companies. As of [   ], ~~2016~~2017, the Adviser had approximately $[   ] billion in assets under management.

The Adviser, subject to the general supervision of the Board, manages the Fund in accordance with its investment objective and policies, and maintains related records.

The Adviser is under common control with Fiera Capital Corporation, which also manages other vehicles/accounts in accordance with an investment strategy that is substantially similar to that of the Fund. From time to time the Adviser may engage its investment advisory affiliates around the world, including Fiera Capital Corporation ("Participating Affiliates") ~~around the world~~ to provide a variety of services such as, investment research, investment monitoring, trading and discretionary investment management (including portfolio management) to certain accounts managed by the Adviser, including the Fund. In fact, the Adviser has engaged Fiera Capital Corporation to provide such services. This Participating Affiliate provides services to the Adviser pursuant to personnel-sharing or similar inter-company arrangements. This Participating Affiliate is registered with the appropriate respective regulator in its home jurisdiction. Given the foregoing relationship, Fiera Capital Corporation or the Adviser may be referred to herein as "Fiera."

Pursuant to this arrangement, certain employees of the Participating Affiliate serve as "associated persons" of the Adviser and, in this capacity, subject to the oversight and supervision of the Adviser and consistent with the investment objectives, policies and limitations set forth in the Fund's Prospectus and SAI, may provide such services to the Fund on behalf of the Adviser.

Under the Advisory Agreement, the Fund pays the Adviser a monthly management fee based on net assets as of the end of the previous month. The fee is computed at the annual rate of [~~ ~~]0.80% (the "Management Fee "), which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") under which the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and ~~Shareholder Servicing~~ Service Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of the Fund to [~~ ~~]% 0.90% for Class I shares and 1.25% for Class A shares per annum of ~~the Fund's~~ each share class's average daily net assets (the "Expense Limitation"). In consideration of the Adviser's agreement to limit the Fund's expenses, the ~~Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation~~ Adviser may recoup amounts waived or reimbursed for a period not to exceed three years from the ~~end of the fiscal year~~ time in which they were ~~incurred and will reimburse the Adviser (or its affiliate) such amounts~~ waived or reimbursed. ~~Reimbursement~~ Recoupment will be made ~~as promptly as possible, but~~ only to the extent it does not cause the Fund's ordinary operating expenses to exceed ~~:~~ (1) the Expense Limitation in effect at the time the expense was paid or absorbed; and (2) the Expense Limitation in effect at the time of recapture. The Expense Limitation Agreement will remain in effect through ~~the conclusion of the Fund's [ ] full fiscal year~~October 31, 2018, unless sooner terminated at the sole discretion of the Board, but in no case will the Expense Limitation Agreement be terminated prior to one year from the date of this Prospectus.

A discussion regarding the basis for the Board's approval of the Advisory Agreement will be available in the Fund's first report to shareholders.

Portfolio Managers

Information about the portfolio managers primarily responsible for overseeing the Fund's investments is shown below.

Portfolio Manager	Role with Fund	Managed Fund Since
Nadim Rizk	Senior Portfolio Manager	Inception
Andrew Chan	Assistant Portfolio Manager	Inception

Nadim Rizk. Nadim Rizk is ~~Head of Global Equities and is the lead manager of the U.S., International and~~ a Senior Vice President and Lead Portfolio Manager, Global Equity ~~strategies~~ at Fiera. Prior to joining Fiera in 2009, Mr. Rizk was a senior global research analyst from 2000 to 2004, and the head of global equities & manager of the US and global equity funds from 2004 to 2009 at Montrusco Bolton. Prior to Montrusco Boldon, Mr. Rizk was a financial analyst at CN Investments from 1998 to 2000. Mr. Rizk received his BBA from American University of Beirut in 1995 and his MBA from McGill University in 1998. Mr. Rizk is a Chartered Financial Analyst.

Andrew Chan. Andrew Chan is a ~~member of the Global Equity team and is a~~ Vice-President and Portfolio Manager ~~for the U.S., International and~~, Global Equity ~~strategies~~ at Fiera. Prior to joining Fiera in 2009, Mr. Chan was a senior analyst covering US small cap equities at Van Berkom and Associates from 2007 to 2009. Prior to that, Mr. Chan was a research analyst covering global equities at Montrusco Bolton from 2005 to 2007. Prior to Montrusco Bolton, Mr. Chan was a research analyst at Van Berkom and Associates from 2001 to 2003. Mr. Chan received his BComm from McGill University in 2000 and his MSc. from HEC Montreal in 2005.

The SAI provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers (including related conflicts of interest) and the Portfolio Managers' ownership of Shares.

The Administrator

UMB Fund Services, Inc. ("UMB Fund Services") serves as the Fund's administrator and provides various administration, fund accounting, investor accounting and taxation services to the Fund (which are in addition to the services provided by the Adviser, as described above). (UMB Fund Services also provides transfer agency services to the Fund.)

The principal business address of UMB Fund Services is 235 W. Galena Street, Milwaukee, Wisconsin, 53212.

The Distributor

Shares of the Fund are distributed by [   ], which is located at [   ]. The Distributor is a registered broker-dealer. The Distributor and its affiliates may pay commissions, distribution and service fees and/or other compensation to entities for selling shares and providing services to investors.

The Transfer Agent

~~[   ]~~UMB Fund Services (the "Transfer Agent") is a registered transfer agent for the Fund. The Transfer Agent is located at ~~[   ]~~235 W. Galena Street, Milwaukee, Wisconsin, 53212, and its responsibilities include processing purchases, redemptions and exchanges (if and when available for a future series of the Fiera Capital Series Trust) of Fund shares, calculating and paying distributions, maintaining shareholder records, preparing account statements and providing customer service.

The Custodian

UMB Bank, N.A. ("UMB Bank") serves as the primary custodian of the Fund's assets (the "Custodian"), and may maintain custody of the Fund's assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. The principal business address of UMB Bank is 1010 Grand Boulevard, Kansas City, MI, 64106.

NOTE: [   ] will charge your account a $[ ] fee for any payment returned. In addition, you will be responsible for any losses suffered by the Fund as a result.

Investing by Wire

If you are making an initial investment in the Fund by wire transfer, please contact the Fund by phone before you wire funds to make arrangements with a telephone service representative to submit your completed application via mail, overnight delivery, or facsimile. Upon receipt of your application, your account will be established and within 24 hours a service representative will provide you with an account number and wiring instructions. You may then contact your bank to wire funds according to the instructions you were given. Your initial purchase will be placed as of the date the funds are received, provided the funds are received before the close of the market. If the funds are received after the close of the market, your shares will be purchased using the next business day's closing NAV.

For subsequent investments by wire, please contact the Transfer Agent at [   ] prior to sending your wire. This will alert the Fund to your intention and will ensure proper credit when your wire is received. Instruct your bank to wire transfer your investment to:

     [   ]
     ABA # [   ]
     Credit: [   ]
     Account # [   ]
     Further Credit: Fiera Capital Global Equity ~~Long Only~~ Fund
     (Shareholder Name, Shareholder Account #)

Investing by Telephone

If you have completed the Telephone Options section of the New Account Application, eligible shareholders may purchase additional shares of the Fund (in amounts of $[   ] or more for Class A Shares) by telephoning shareholder services toll free at [   ]. This option allows you to move money from your bank account to the Fund account upon request. Only bank accounts held at U.S. banks that are Automated Clearing House ("ACH") members may be used for telephone transactions. Shares will be purchased in your account at the appropriate price determined on the day of your order, as long as your order is received prior to 4:00 p.m. Eastern time. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction. If your payment is rejected by your bank, the Transfer Agent will charge your account a $[   ] fee.

General

The Fund reserves the right in its sole discretion to withdraw all or any part of the offering of any class of Shares when, in the judgment of the Fund's management, such withdrawal is in the best interest of the Fund. An order to purchase Shares is not binding on, and may be rejected by, the Fund until it has been confirmed in writing by the Fund and payment has been received.

ADDITIONAL INFORMATION

Signature Guarantees

To help protect you and the Fund from fraud, signature guarantees are required for: (1) all redemptions ordered by mail if you require that the check be payable to another person or that the check be mailed to an address other than the one indicated on the account registration; (2) all requests to transfer the registration of Shares to another owner; and (3) all authorizations to establish or change telephone redemption service, other than through your initial account application. Signature guarantees may be required for certain other reasons. For example, a signature guarantee may be required if you sell a large number of Shares or if your address of record on the account has been changed within the last thirty (30) days.

In the case of redemption by mail, signature guarantees must appear on either: (1) the written request for redemption; or (2) a separate instrument of assignment (usually referred to as a "stock power") specifying the total number of Shares being redeemed. The Fund may waive these requirements in certain instances.

An original signature guarantee assures that a signature is genuine so that you are protected from unauthorized account transactions. Notarization is not an acceptable substitute. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program and the Stock Exchanges Medallion Program.

Proper Form

Your order to buy Shares is in proper form when your completed and signed account application and check or wire payment is received. Your written request to sell Shares is in proper form if the following information is included:

o ~~Thename~~ The **name** of the Fund and Class of shares;
o ~~Thedollar~~ The **dollar** amount or number of shares being redeemed;
o The account registration number; ~~and~~
o <u>Instructions on where to send the proceeds; and</u>
o The signature of all registered shareholders (including when a signature guarantee is necessary).

Small Accounts

Due to the relatively higher cost of maintaining small accounts, upon 60 days' notice, the Fund may redeem Shares in your account if it has a value of less than the required minimum investment. ~~If you bring your account balance up to the required minimum no account fee or involuntary redemption will occur.~~ The Fund will not close your account if it falls below the required minimum solely because of a market decline. ~~The Fund reserves the right to waive this fee.~~

<u>THE FUND</u>

Fiera Capital Series Trust (the "Trust") was organized under the laws of the State of Delaware on December 8, 2016. The Fund is a diversified, open-end management investment company registered under the Investment Company Act of 1940, as amended, (the "1940 Act") commonly known as a "mutual fund." This SAI relates to the Fiera Capital Global Equity Fund (the "Fund"). The Fund is a separate investment portfolio or series of the Trust.

This SAI relates to Class A shares and Class I shares. ~~Only Class A shares impose a front-end sales charge. Certain Class A share purchases are subject to a contingent deferred sales charge imposed on Shares sold within [   ] months after purchase~~. Class A shares charge distribution and service (i.e., Rule 12b-1) fees.

<u>FUND OBJECTIVE, INVESTMENTS, STRATEGIES AND RISKS</u>

Investment Objective

The Fund seeks to achieve capital appreciation. All investments entail some market and other risks. There is no assurance that the Fund will achieve its investment objective. You should not rely on an investment in the Fund as a complete investment program.

Additional Information on Portfolio Investments, Strategies and Risks

Information contained in this SAI expands upon information contained in the Fund's Prospectus. No investment in shares of the Fund should be made without first reading the Prospectus.

In pursuing the Fund's objective, Fiera Capital Inc. (the "Adviser") seeks to achieve the Fund's investment objective by investing in a portfolio of global equities. The Fund may invest in issuers with market capitalizations of any size, though it generally expects to focus on issuers with market capitalization in excess of $1 billion.

Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities. Equity securities include common stock, preferred stock, convertible securities and depositary receipts.

Under normal market conditions, the Fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or that have securities that trade in the form of depositary receipts, or companies that have been formed under the laws of non-U.S. countries~~, including those of emerging markets~~. The Fund considers a company to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue or profits from business outside the U.S. or has at least 50% of its sales or assets outside of the U.S. This 40% minimum investment amount may be reduced to 30% if market conditions for these investments or specific foreign markets are deemed unfavorable. From time to time, the Fund may focus its <u>foreign</u> investments in ~~certain countries or geographic areas, including~~ Europe.

Swap Agreements. The Fund may enter into equity, interest rate, index and currency rate swap agreements. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," **i.e.**, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

The Fund may also enter into total return swap transactions. In a total return swap transaction, one party agrees to pay the other party an amount equal to the total return of a defined underlying asset (such as an equity security or basket of such securities) or a non-asset reference (such as an index) during a specified period of time. In return, the other party would make periodic payments based on a fixed or variable interest rate or on the total return from a different underlying asset or non-asset reference. Total return swaps could result in Fund losses if the underlying asset or reference does not perform as anticipated. Such transactions can have the potential for unlimited losses. Swaps can involve greater risks than direct investment in securities, because swaps, among other factors, may be leveraged (creating leverage risk), and are subject to counterparty risk, pricing risk and liquidity risk, which may result in significant Fund losses.

Most swap agreements entered into by the Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to a swap defaults, the Fund's risk of loss consists of the net amount of payments that the Fund contractually is entitled to receive.

When-Issued and Forward Commitment Securities. The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If the Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions, when effected by the Fund, will be subject to the Fund's limitation on indebtedness unless, at the time the transaction is entered into, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss.

Counterparty Credit Risk. The Fund will be subject to counterparty credit risk with respect to its use of total return swap contracts and other derivative ~~and short sale~~ transactions. If a counterparty to a derivatives contract becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the Fund may experience significant delays in obtaining any recovery in a bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. To partially mitigate this risk, the Adviser will seek to effect derivative transactions only with counterparties that it believes are creditworthy. The Adviser will consider the creditworthiness of counterparties in the same manner as it would review the credit quality of a security to be purchased by the Fund. However, there is no assurance that a counterparty will remain creditworthy or solvent.

Repurchase Agreements. Repurchase agreements are agreements under which the Fund purchases securities from a bank that is a member of the Federal Reserve System or a registered broker-dealer that the Adviser deems creditworthy and that agrees to repurchase the securities from the Fund at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Fund's right to dispose of the securities may be restricted, or the value of the securities may decline before the Fund is able to dispose of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the Fund is able to dispose of them. If the Fund enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Fund may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result. Repurchase agreements are considered to be loans by the Fund under the 1940 Act.

Reverse Repurchase Agreements. Reverse repurchase agreements are a form of borrowing that involves a sale of a security by the Fund to a bank or securities dealer and the Fund's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Fund. Reverse repurchase transactions are a form of leverage and may increase the volatility of the Fund's investment portfolio. With respect to these transactions, the Fund must set aside cash or liquid securities in an account on the Fund's books in an amount at least equal to the mark-to-market value of the Fund's obligation under the agreement.

Segregated Accounts. The Fund must "set aside" liquid assets, or engage in other appropriate measures to "cover" its obligations under certain derivatives contracts and other investments (such as reverse repurchase agreements). In the case of certain derivatives contracts that do not cash settle, for example, the Fund must set aside liquid assets equal to the full notional value of the derivatives contract while the positions are open. With respect to other derivatives contracts that do cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligation (i.e., the Fund's daily net liability) under the contract, if any, rather than the full notional value. The Fund reserves the right to modify its asset segregation policies in the future, including to comply with any changes in positions from time to time articulated by the SEC or its staff regarding asset segregation. By setting aside assets equal to only its net obligations under certain cash-settled derivatives contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional amount of the contract.

Investment Restrictions

The Fund is subject to the following investment restrictions, which may not be changed without the affirmative vote of the holders of a majority of the Fund's outstanding shares. When used in this SAI and in the Prospectus, a "majority" of the Fund's outstanding shares means the vote of the lesser of (1) 67% of the shares of the Fund present at a meeting if the holders of more than 50% of the outstanding shares are present in person or by proxy, or (2) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. With respect to 75% of its total assets, invest more than 5% of the value of its total assets in the securities of any one issuer or purchase more than 10% of the outstanding voting securities of any one issuer (except that such limitations do not apply to U.S. Government securities and securities of other investment companies).

2. Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

3. Borrow money, except to the extent permitted by Section 18 of the 1940 Act or as otherwise permitted by the SEC or its staff.

4. Underwrite securities of other issuers, except insofar as the Fund **may** be deemed an underwriter under the 1933 Act, in connection with the disposition of its portfolio securities.

5. Make loans of money or securities to other persons, except through purchasing fixed-income securities, lending portfolio securities, or entering into repurchase agreements or other transactions in a manner consistent with the Fund's investment policies.

6. Purchase, hold or deal in real estate, except that the Fund **may** invest in securities that are secured by real estate, or that are issued by companies that invest or deal in real estate or real estate investment trusts.

7. Invest in commodities, except that the ~~Fundmay~~Fund **may**: purchase and sell commodity futures and related instruments, foreign currency, options, futures and forward contracts, including those related to indices, and options on indices; invest in commodity pools and other entities that purchase and sell commodities and commodity contracts; and otherwise invest in commodity contracts and related instruments/derivatives consistent with the Fund's investment policies.

8. Invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry.

Administration

Pursuant to the Administration and Accounting Services Agreement with the Trust (the "Services Agreement"), [—————————] (UMB Fund Services, Inc. ("UMB Fund Services" or the "Administrator"), located at [————————]235 W. Galena Street, Milwaukee, Wisconsin, 53212, serves as the administrator of the Fund. The Administrator provides various administrative and accounting services necessary for the operations of the Trust and the Fund. Services provided by the Administrator include facilitating general Fund management; monitoring Fund compliance with federal and state regulations; supervising the maintenance of the Fund's general ledger, the preparation of the Fund's financial statements, the determination of NAV, and the payment of dividends and other distributions to shareholders; and preparing specified financial, tax and other reports.

For providing such services, the Administrator receives an asset-based fee, computed daily and paid monthly. The Fund also reimburses the Administrator for certain out-of-pocket expenses.

Custodian

Pursuant to a Custody Agreement with the Trust, [——————————] UMB Bank, N.A. (the "Custodian") located at [—————————————]1010 Grand Boulevard, Kansas City, MI, 64106, acts as the custodian of the Fund's securities and cash and as the Fund's accounting services agent. The Custodian is responsible for maintaining custody of the Fund's cash and investments and retaining subcustodians, including in connection with the custody of foreign securities. As the accounting services agent of the Fund, the Custodian maintains and keeps current the books, accounts, records, journals or other records of original entry relating to the Fund's business. For providing such services, the Custodian receives [_____].

Transfer Agent

Pursuant to a Transfer Agent Agreement with the Trust, [——————————]UMB Fund Services (the "Transfer Agent") acts as the Fund's transfer and disbursing agent. The Transfer Agent is located at [————————————]235 W. Galena Street, Milwaukee, Wisconsin, 53212.

The Transfer Agent provides certain shareholder and other services to the Fund, including furnishing account and transaction information and maintaining shareholder account records. The Transfer Agent is responsible for processing orders and payments for share purchases. The Transfer Agent mails proxy materials (and receives and tabulates proxies), shareholder reports, confirmation forms for purchases and redemptions and prospectuses to shareholders. The Transfer Agent disburses income dividends and capital distributions and prepares and files appropriate tax-related information concerning dividends and distributions to shareholders. For its services as transfer agent, the Transfer Agent receives per account fees and transaction charges plus out-of-pocket expenses against a minimum fee.

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APPENDIX B
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SUMMARY OF THE FUND

Investment Objective

The Fund seeks to achieve capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("Shares").

Shareholder Fees (fees paid directly from your investment)	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fee	0.80%	0.80%
Distribution and Service (12b-1) Fees	0.35	None
Other Expenses[1]	0.62%	0.62%
Total Annual Fund Operating Expenses	**1.77%**	**1.42%**
Less Fee Waiver/Expense Reimbursement[2]	(0.52)%	(0.52)%
Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement	**1.25%**	**0.90%**

[1]   "Other Expenses" are based on estimates for the current fiscal year.

[2]   The Fund's investment adviser, Fiera Capital Inc., and the Fund have entered into an expense limitation and reimbursement agreement (the "Expense Limitation Agreement") described in detail on pages [   ] of this Prospectus, pursuant to which the Adviser (or an affiliate of the Adviser) agrees to pay or absorb certain expenses of the Fund to the extent necessary so that the total expense ratio of the Fund's Class A Shares does not exceed 1.25% of the average daily net assets for the Class A Shares, and the total expense ratio of the Fund's Class I Shares does not exceed 0.90% of the average daily net assets for the Class I Shares . The Expense Limitation Agreement will remain in effect through October 31, 2018, unless sooner terminated at the sole discretion of the Board, but in no case will the Expense Limitation Agreement be terminated prior to one year from the date of this Prospectus. In consideration of the Adviser's agreement to limit the Fund's expenses, the Adviser may recoup amounts waived or reimbursed for a period not to exceed three years from the time in which they were waived or reimbursed. Recoupment will be made only to the extent it does not cause the Fund's ordinary operating expenses to exceed: (1) the Expense Limitation in effect at the time the expense was paid or absorbed; and (2) the Expense Limitation in effect at the time of recapture.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs at the end of each period would be:

	1 Year	3 Years
Class A	$ 127	$ 502
Class I	$ 92	$ 394